TRUMID FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

TRUMID FINANCIAL, LLC

Index

Report of Independent Registered Public Accounting Firm   1

Financial Statement

   Statement of Financial Condition   2

   Notes to Financial Statement   3 – 6

Deloitte & Touche LLP
695 East Main Street
P.O. Box 10098
Stamford, CT 06901-2150
USA

Tel: + 1 203 708 4000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Trumid Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trumid Financial, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2017.

Member of
Deloitte Touche Tohmatsu Limited

TRUMID FINANCIAL, LLC

Statement of Financial Condition

December 31, 2018 (in thousands)

Assets

Current Assets

Cash	$	7,725
Receivable from Intermediation Agent		550
Prepaid Expenses, Other Receivables, and Other Current Assets		541
Total Current Assets	$	**8,816**

Non-Current Assets

Furniture and Office Equipment, net		54
Intangible Assets, net		3,627
Goodwill		6,254
Total Non-Current Assets	$	**9,935**
Total Assets	$	**18,751**

Liabilities and Member's Equity

Liabilities

Current Liabilities

Accounts Payable, Accrued Expenses, and Other Current Liabilities	$	184
Total Current Liabilities	$	**184**

Commitments and Contingencies (Note 8)

Member's Equity

Member's Equity	$	18,567
Total Member's Equity	$	**18,567**
Total Liabilities and Member's Equity	$	**18,751**

The accompanying notes are an integral part of this financial statement

TRUMID FINANCIAL, LLC
December 31, 2018
Notes to Financial Statement (amounts in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Trumid Financial, LLC ("Trumid" or the "Company"), a Delaware limited liability company, was formed on June 4, 2014 and was granted its license as a broker dealer in November 2014. The Company was organized to operate an electronic trading platform for USD-denominated corporate bonds and treasury securities. The Company is a wholly-owned subsidiary of Trumid Holdings, LLC (the "Parent"), which is in the business of increasing enterprise value through its subsidiaries, and intends to continue to capitalize those subsidiaries to ensure continued operations and compliance with capital requirements (see Note 5).

The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All trades filled on the Company's electronic trading platform are executed, settled, and cleared by State Street Global Markets, LLC ("SSGM").

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is maintained at two major global banks which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at these banks. The Company has not experienced and does not expect to experience any nonperformance by either bank.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Goodwill and Intangible Assets

The Company is required to assess goodwill and other intangible assets with an indefinite life for impairment by comparing the estimated fair value with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). The Company has elected to use December 31 as its annual impairment test date. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill and other indefinite lived assets are not considered impaired. If the estimated fair value is less that the carrying value, further analysis is necessary to determine the amount of the impairment, if any. The Company completed its qualitative annual review of goodwill and indefinite-life intangible assets as of December 31, 2018 and no impairment was identified.

TRUMID FINANCIAL, LLC
December 31, 2018
Notes to Financial Statement (amounts in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

At December 31, 2018, the Company had definite-life intangible assets of $3,627, primarily comprised of $3,468 for the unamortized value of the customer relationships which were acquired with the acquisition of Electronifie Securities LLC ("Electronifie") in 2017. Goodwill is an indefinite life asset and is not amortized.

Intangible assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist.

Furniture and Office Equipment

Furniture and office equipment is carried at cost, less accumulated depreciation, amortization, and impairment losses. The Company uses the straight-line method of depreciation with an estimated useful life of 3 years for office equipment and 6 years or life of the lease for furniture.

Furniture and office equipment is comprised of the following:

Office Equipment (hardware and software)	$	841
Furniture		153
Accumulated Depreciation		(940)
Total Furniture and Office Equipment, net	**$**	**54**

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02 "Leases (Topic 842)" to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective on January 1, 2019. The Company will continue to evaluate the impact but does not believe this standard will have a material effect upon adoption.

2. Prepaid and Contingent Compensation Related to Electronifie

Prepaid Expenses, Other Receivables, and Other Current Assets on the Statement of Financial Condition includes $258 of unamortized prepaid compensation related to a portion of the cash purchase price paid by the Company's Parent to one of the selling shareholders of Electronifie that was hired by the Company as part of the acquisition.

3. Income Taxes

The Company is organized as a Delaware limited liability company and is treated as a disregarded entity for U.S. income tax purposes with no federal, state, or local tax liability. The Company's income or loss is included in the federal, state, and local income tax returns of the Parent.

Notes to Financial Statement (amounts in thousands)

4. Employee Benefit Plan

All participating employees are eligible to participate in the TriNet Select 401(k) Plan.

5. Affiliate Transactions

The Company is a wholly-owned subsidiary of Parent. As such, the Statement of Financial Condition may not be necessarily indicative of the financial position that would have existed had the Company operated as an unaffiliated company.

The Company participates with Parent and its affiliates in certain expense sharing agreements. These agreements are settled monthly with cash transfers.

6. Due from Intermediation Agent

The Company has an arrangement with SSGM, the Company's intermediation agent, whereby SSGM receives a share of the markup the Company earns from transactions on its platform as well a fixed monthly fee. On a monthly basis, the difference between the Company's revenue and the share of markup owed to the Company's intermediation agent is paid to the Company by SSGM. The balance due from SSGM at December 31, 2018 was $550.

7. Credit Risk

The Company is exposed to the risk that its intermediation agent will not perform its obligations, including managing all settlement risks. The Company's agreement with its intermediation agent provides that any losses deemed to be due to an error by the trading platform might be an obligation of the Company. The Company has not experienced any such matters in any material respect.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss, if any, to be remote.

9. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $250. As of December 31, 2018 the Company had net capital of $7,541 which exceeded its required net capital by $7,291.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

10. Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 27, 2019, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.